CELL POWER TECHNOLOGIES, INC.
                           1428 36th Street, Suite 205
                            Brooklyn, New York 11218


                                                                 August 29, 2005


VIA FACSIMILE AND EDGAR

United States Securities
  and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Melissa Duru, Staff Attorney

      Re:   Cell Power Technologies, Inc.
            Registration Statement on Form SB-2, As Amended August 16, 2005 File No. 333-120573

Ladies and Gentlemen:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Cell Power Technologies, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday August 31, 2005, or as soon thereafter as possible.

      We hereby acknowledge the following:

      o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                           CELL POWER TECHNOLOGIES, INC.


                                           By: /s/ Jacob Herskovits
                                               ---------------------------------
                                               Name:  Jacob Herskovits
                                               Title: Chief Executive Officer